UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 20)


                              Bandag, Incorporated
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   059815-100
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                                 (CUSIP Number)

                               Phillip J. Hanrahan
                                 Foley & Lardner
                            777 East Wisconsin Avenue
                           Milwaukee, Wisconsin 53202
                                 (414) 271-2400
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                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 4, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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         CUSIP No. 059815-100                              Page 2 of 6 Pages
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================================================================================
    1     NAME OF REPORTING PERSON

          Lucille A. Carver
--------  ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [ ]
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    3     SEC USE ONLY

--------  ----------------------------------------------------------------------
          SOURCE OF FUNDS*

    4     Not Applicable
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    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

--------  ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
 NUMBER OF        7     SOLE VOTING POWER

   SHARES               0
              --------  --------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER

  OWNED BY              1,114,746 (See Item 5)
              --------  --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER

 REPORTING              0
              --------  --------------------------------------------------------
   PERSON        10     SHARED DISPOSITIVE POWER

    WITH                1,114,746 (See Item 5)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,114,746 (See Item 5)
--------  ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES*                                  [ ]

--------  ----------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   13     11% (See Item 5)
--------  ----------------------------------------------------------------------
          TYPE OF REPORTING PERSON*

   14     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

================================================================================

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         CUSIP No. 059815-100                              Page 3 of 6 Pages
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Item 1.  Security and Issuer.

     This Amendment No. 20 to Schedule 13D relates to shares of Common Stock, par value $1.00 per share (the "Common Stock"), of Bandag, Incorporated, an Iowa corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 2905 North Highway 61, Muscatine, Iowa 52761.


Item 2.  Identity and Background.

     (a), (b), (c) and (f): This Amendment No. 20 to Schedule 13D is being filed on behalf of Lucille A. Carver, a United States citizen (the "Reporting Person"), whose business address is 2905 North Highway 61, Muscatine, Iowa 52761. The Reporting Person currently is retired.

     (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

     On June 4, 2002, the Reporting Person contributed 2,615,685 shares of Common Stock and 3,312,060 shares of the Issuer's non-voting Class A Common Stock (the "Class A Common Stock") to Carver Partners LP, a Delaware limited partnership (the "Partnership"), in exchange for a limited partnership interest in the Partnership.


Item 4.  Purpose of Transaction.

     The contribution of Common Stock (and Class A Common Stock) discussed in
Item 3 above was effected to facilitate the holding and management of the Issuer's stock in an investment vehicle.

     (a) The Reporting Person has proposed to sell (i) 1,114,746 shares of the Issuer's Class B Common Stock, par value $1.00 per share (the "Class B Common Stock") beneficially owned by her, as well as (ii) 423,696 shares of Class A Common Stock beneficially owned by her to the Issuer. This proposal has not yet been approved or disapproved by the Issuer's Board of Directors, but the Reporting Person anticipates a decision from the Issuer's Board of Directors in the near future.

     Except as disclosed in this Item 4, the Reporting Person currently has no intention, plan or proposal, though the Reporting Person reserves the right to subsequently devise or implement any such plan or proposal, with respect to:

     (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;
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         CUSIP No. 059815-100                              Page 4 of 6 Pages
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     (d) any change in the present board of directors or management of the
Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter or bylaws, or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of the Issuer's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

     To the best of the Reporting Person's knowledge and based on information obtained from the Issuer, the aggregate number of shares of Common Stock of the Issuer outstanding on April 30, 2002 is 9,079,431 shares and the aggregate number of shares of Class B Common Stock outstanding on April 30, 2002 is 2,037,200 shares.

     Each share of Class B Common Stock is convertible at the option of the holder into one share of Common Stock. Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, the Reporting Person is deemed to have beneficial ownership of the shares of Common Stock which may be acquired upon conversion of the Reporting Person's Class B Common Stock. The beneficial ownership percentages set forth in this Schedule 13D for the Reporting Person are calculated in accordance with the provisions of Rule 13d-3 and are based upon 9,079,431 shares of Common Stock outstanding plus such number of shares of Common Stock which may be issued to the Reporting Person upon conversion of her Class B Common Stock.

     (a)-(b) The Reporting Person beneficially owns 1,114,746 shares of Class B Common Stock (which is entitled to ten votes per share), which she possesses the right to vote and dispose of. Therefore, she is deemed to beneficially own the 1,114,746 shares of Common Stock which may be issued to her upon conversion of the shares of Class B Common Stock beneficially owned by her, representing approximately 11% of the issued and outstanding Common Stock. Such shares are subject to a power of attorney in favor of Martin G. Carver and Roy J. Carver, Jr., acting together.

     The 1,114,746 shares of Class B Common Stock owned by the Reporting Person represent approximately 38% of the total voting power of the Issuer.

     Martin G. Carver and Roy J. Carver, Jr., acting together, share voting and investment power over all 1,114,746 shares of the Common Stock beneficially owned by the Reporting Person pursuant to the power of attorney.

     (c) On June 4, 2002, the Reporting Person contributed 2,615,685 shares of Common Stock to the Partnership, in exchange for a limited partnership interest in the Partnership.

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         CUSIP No. 059815-100                              Page 5 of 6 Pages
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     (d) Not applicable.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     None.


Item 7.  Material to be Filed as Exhibits.

     Exhibit 1.  Power of Attorney.

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         CUSIP No. 059815-100                              Page 6 of 6 Pages
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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 2002

                                    LUCILLE A. CARVER



                                    By:  /s/ Martin G. Carver
                                         ---------------------------------------
                                         Martin G. Carver, Attorney-in-Fact



                                    By:  /s/ Roy J. Carver, Jr.
                                         ---------------------------------------
                                         Roy J. Carver, Jr., Attorney-in-Fact